Via EDGAR

February 2, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Terry French, Accountant Branch Chief

Re:	Plantronics, Inc.
Form 10-K for the fiscal year ended April 2, 2011
Filed May 31, 2011

Form 8-K dated November 1, 2011
Filed November 1, 2011
File No. 1-12696

Dear Ladies and Gentlemen:

This letter is our response (“Response”) to the letter, dated January 26, 2011 (“Comment Letter”) from the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission (“Commission”) relating to Plantronics, Inc.'s (“Company”) Annual Report on Form 10-K for the year ended April 2, 2011 (“2011 Annual Report”) and Form 8-K dated and filed on November 1, 2011 ("Form 8-K"). Please note that although our response below reflects our current draft disclosure intended to address the Staff’s comments, the actual language and format used in our future filings may not compare precisely with the language and format set forth below as the facts and circumstances of our business may change from time to time.

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The heading and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

Form 8-K filed November 1, 2011

1.
We note that your press release in Exhibit 99.1 includes a tabular presentation of Non-GAAP Net Income in the format of a complete Statement of Operations. Please revise in future filings to delete the full income statement presentation of non-GAAP net income, as Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures dated July 8, 2011 views a full non-GAAP income statement as placing undue prominence on the non-GAAP information.

We respectfully advise the Staff that in all future filings, we will delete the full income statement presentation of non-GAAP net income. We have attached to this Response as Annex A our proposed language and format for non-GAAP information to be provided in future press releases. We further advise the Staff that we used this proposed language and format in our most recent press release in Exhibit 99.1 of our Current Report on Form 8-K, filed on January 31, 2012.

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (831) 458-7741 (email ken.kannappan@plantronics.com) or Barbara Scherer, Senior Vice President - Finance and Administration and Chief Financial Officer at (831) 458-4434 (email barbara.scherer@plantronics.com).

Yours very truly,

PLANTRONICS, INC.

/s/ Ken Kannappan
Ken Kannappan
President and Chief Executive Officer

Annex A

PLANTRONICS, INC.
UNAUDITED RECONCILIATIONS OF GAAP MEASURES TO NON-GAAP MEASURES
($ in thousands, except per share data)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2011	2010	2011	2010
GAAP gross profit
Stock-based compensation expense
Purchase accounting amortization
Non-GAAP gross profit
Non-GAAP gross profit %

GAAP research, development and engineering
Stock-based compensation expense
Purchase accounting amortization
Non-GAAP research, development and engineering

GAAP selling, general and administrative
Stock-based compensation expense
Purchase accounting amortization
Non-GAAP selling, general and administrative

GAAP restructuring and other related charges

GAAP total operating expenses
Stock-based compensation expense
Purchase accounting amortization
Restructuring and other related charges
Non-GAAP total operating expenses

Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented on a GAAP basis, Plantronics uses non-GAAP measures of operating results, which are adjusted to exclude non-recurring and non-cash expenses and charges, such as stock-based compensation expenses related to stock options, restricted stock and employee stock purchases, purchase accounting amortization, restructuring and other related charges, impairment of goodwill and long-lived assets, and tax benefits from the expiration of certain statutes of limitations. Plantronics does not believe these expenses and charges are reflective of ongoing operating results and are not part of our target operating model. The non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and the reconciliations to those financial statements should be carefully evaluated. The non-GAAP financial measures used by Plantronics may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

Annex A (continued)

PLANTRONICS, INC.
UNAUDITED RECONCILIATIONS OF GAAP MEASURES TO NON-GAAP MEASURES
($ in thousands, except per share data)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS DATA (CONTINUED)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2011	2010	2011	2010
GAAP operating income
Stock-based compensation expense
Purchase accounting amortization
Restructuring and other related charges
Non-GAAP operating income

GAAP net income
Stock-based compensation expense
Purchase accounting amortization
Restructuring and other related charges
Income tax effect
Non-GAAP net income

Diluted earnings per common share:

GAAP diluted earnings per common share
Stock-based compensation expense
Purchase accounting amortization
Restructuring and other related charges
Income tax effect
Non-GAAP diluted earnings per common share

Shares used in diluted earnings per common share calculation

Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented on a GAAP basis, Plantronics uses non-GAAP measures of operating results, which are adjusted to exclude non-recurring and non-cash expenses and charges, such as stock-based compensation expenses related to stock options, restricted stock and employee stock purchases, purchase accounting amortization, restructuring and other related charges, impairment of goodwill and long-lived assets, and tax benefits from the expiration of certain statutes of limitations. Plantronics does not believe these expenses and charges are reflective of ongoing operating results and are not part of our target operating model. The non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and the reconciliations to those financial statements should be carefully evaluated. The non-GAAP financial measures used by Plantronics may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

Annex A (continued)

Summary of Unaudited Reconciliations of GAAP Measures to Non-GAAP Measures and other Unaudited GAAP Data
($ in thousands, except per share data)
	Q111	Q211	Q311	Q411	Q112	Q212	Q312
GAAP gross profit
Stock-based compensation expense
Purchase accounting amortization
Non-GAAP gross profit
Non-GAAP gross profit %

GAAP operating expenses
Stock-based compensation expense
Purchase accounting amortization
Restructuring and other related charges
Non-GAAP operating expenses

GAAP operating income
Stock-based compensation expense
Purchase accounting amortization
Restructuring and other related charges
Non-GAAP operating income
Non-GAAP operating income %

GAAP income before income taxes
Stock-based compensation expense
Purchase accounting amortization
Restructuring and other related charges
Non-GAAP income before income taxes

GAAP income tax expense
Income tax effect of stock-based compensation expense
Income tax effect of purchase accounting amortization
Tax benefit from the expiration of certain statutes of limitations
Non-GAAP income tax expense
Non-GAAP income tax expense as a % of Non-GAAP income before income taxes

Annex A (continued)

Summary of Unaudited Reconciliations of GAAP Measures to Non-GAAP Measures and other Unaudited GAAP Data (Continued)
($ in thousands, except per share data)
	Q111	Q211	Q311	Q411	Q112	Q212	Q312
GAAP net income
Stock-based compensation expense
Purchase accounting amortization
Restructuring and other related charges
Income tax effect
Non-GAAP net income

GAAP diluted earnings per common share
Stock-based compensation expense
Purchase accounting amortization
Restructuring and other related charges
Income tax effect
Non-GAAP diluted earnings per common share

Shares used in diluted earnings per common share calculation

SUMMARY OF UNAUDITED GAAP DATA
($ in thousands)
Net revenues from unaffiliated customers:
Office and Contact Center
Mobile
Gaming and Computer Audio
Clarity
Total net revenues
Net revenues by geographic area from unaffiliated customers:
Domestic
International
Total net revenues

Balance Sheet accounts and metrics:
Accounts receivable, net
Days sales outstanding (DSO)
Inventory, net
Inventory turns